INVEST IN **JOGO HEALTH**

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Stroke, chronic pain & incontinence treatment via telehealth with wearables & AI



jogohealth.com Bridgewater Township NJ

Technology Software Hardware Technology Wearables

LEAD INVESTOR



Venkat Tadi Head of Commercial Solutions Technology Delivery

I am investing in JoGo Health because of their commitment for improving patient health for multiple neuromuscular conditions (stroke, cerebral palsy, chronic pain, incontinence) so that patients do not have to take medication or undergo surgeries. This venture has a large addressable global market of $55 B. Co-founder of JoGo has previous experience of successful startup and they made significant progress since 2019 even during COVID times. I believe this will be a very successful venture.

Invested $75,000 this round & $75,000 previously

Learn about Lead Investors

OVERVIEW UPDATES 5 WHAT PEOPLE SAY 28 ASK A QUESTION 8

Highlights

1. Treats 20+ neuromuscular (NM) conditions (stroke, cerebral palsy, chronic pain, incontinence)
2. Total market spend of $550B worldwide for NM conditions. Addressable market of $55B for JOGO
3. FDA cleared, patent with 18 claims. Medicare and insurance approved.
4. Co-Founder's previous AI venture was acquired by IQVIA, world's largest clinical research company
5. JOGO has already treated more than 2000 patients. Signed up 50+ hospital channel partners.
6. Medical Advisory Board is from Harvard, Yale, Boston University, Tufts, NYU and Columbia.
7. Part of Johnson & Johnson Innovation Incubator JLABS at University of Pennsylvania.
8. Co-Founder investing $495K in this round at same terms.

Our Team



Siva Nadarajah Co-Founder and President

Sold previous healthcare AI platform - currently used to track COVID-19 vaccine safety - to IQVIA(NYSE:IQV), a $46B clinical research giant. 20+ yrs of experience in working with Pfizer, Roche, Novartis & Merck. Two healthcare AI patents.

> More than 70% of patients with neuro-muscular conditions do not fully recover due to lack of access to world class rehab in their towns. That included my friend's daughter in India with cerebral palsy. JOGO treated her remotely from New York via telemedicine and made the little girl walk for the first time in her life.



Sanjai Murali Founder and CEO

AT&T, FedEx & Comcast. Spent last 10 years building JOGO to receive FDA clearance with researchers from NYU, Rockefeller University and Manhattan College.



Dr. Gordon Silverman Emeritus Product Visionary

Professor Emeritus and Chair of Electrical and Computer Engineering at Manhattan College. Director of the Sensory Feedback Unit at ICD Research & Rehab Center in Manhattan. Author "Cognitive Science: An Introduction to the Study of the Mind."



Gary Krasilovsky Chief Scientific Officer

PhD from NYU. Senior Clinician at NYU Rusk Institute for Rehabilitation Medicine. Chair, Hunter College DPT Program, City University of New York. Clinical neurology, adult neurological rehabilitation, electroneuromyography.



Jessica Stein Head of Clinic Acquisition

Dr. Stein received her Doctorate of Physical Therapy from the School of Health Sciences at Touro College and her B.S. in Kinesiology from the University of Maryland. Multiple Sclerosis Certified Specialist (MSCS). a Certified Neurac Provider (CNP).



TIFFANY SUDOL BAKER, DPT Lead, Women's Health

Doctor of Physical Therapy from City University, New York. Pursuing her PhD in Physical Therapy at Nova Southeastern University. Adjunct Assistant Professor of Physical Therapy at Hunter College, New York.



DREW DENARDO Technical Adviser

25 years of industry experience building mobile applications, platforms, and high-scale transactional systems.



UMA VENKATESA Head of Pelvic Floor Rehab

American Board-certified pelvic floor physiotherapist with over 30 years of experience in uro-gynecology, obstetrician-gynecology, gastroenterology, prenatal, post-natal, incontinence, chronic pain, breast cancer & stroke.



SHYAM RAMAMURTHY VP, Clinical Operations

Accenture, ICON Labs, Novartis. Certified neurodevelopmental therapist with 16 years of experience in clinical trials and pharmacovigilance, Certified in ICH/GCP.



SHANMUGA PRIYAN Head of Commercial Strategy, South Asia

Veteran healthcare executive with a strong pedigree in driving growth at major Southeast Asian healthcare brands, including Singapore-based Parkway Pantai, Apollo Hospitals, TPG Capital-backed Fortis Hospitals, MGM Healthcare & Vasan Healthcare

Pitch


JOGO
Digital Therapeutics for
Pain and Neuromuscular
Conditions
#GetMoving
Johnson & Johnson
INNOVATION JLABS
FDA
CLEARED



Disclaimer

Certain information set forth in this presentation contains "forward-looking information", including "future-oriented financial information" and "financial outlook", under applicable securities laws (collectively referred to herein as forward-looking statements). Except for statements of historical fact, the information contained herein constitutes forward-looking statements and includes, but is not limited to, the (i) projected financial performance of the Company; (ii) completion of, and the use of proceeds from, the sale of the shares being offered hereunder; (iii) the expected development of the Company's business, projects, and joint ventures; (iv) execution of the Company's vision and growth strategy, including with respect to future M&A activity and global growth; (v) sources and availability of third-party financing for the Company's projects; (vi) completion of the Company's projects that are currently underway, in development or otherwise under consideration; (vi) renewal of the Company's current customer, supplier and other material agreements; and (vii) future liquidity, working capital, and capital requirements. Forward-looking statements are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment.

These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements.

Although forward-looking statements contained in this presentation are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.


What is JOGO?


#GetMoving

JOGO

JOGO helps enhance the rewiring of the Central Nervous System (CNS) by recruiting muscles to help treat neuromuscular conditions, such as stroke, and breaking the pain-anxiety-muscle tension cycle to treat chronic pain.

JOGO is composed of wireless, wearable sensors and a patent-protected mobile app with AI/ML and VR that provides treatment protocols and games that can be adapted for muscle relaxation, movement coordination, and neuromuscular reeducation, all leveraging neuroplasticity.

Motor region of brain = EMG signal activating muscles

JOGO machine learning based therapeutic App = EMG Biofeedback






Who invented JOGO?
#GetMoving



JOGO originated at NYU RUSK Rehab from two researchers, Dr. Joseph Brudny and Dr. Gordon Silverman — both pioneers in EMG biofeedback and behavioral neuroscience


Treating Facial Paralysis: Success in Some Cases


What is the science behind JOGO?
#GetMoving

JOGO

Neuroplasticity and Muscle Recruitment/Relaxation



Brain loses connections during neuromuscular events or becomes too sensitive to pain due to cancer or other chronic conditions



Relaxation or recruitment exercises with JOGO triggers neural plasticity – development of new pathways between neurons



New pathways make the brain less sensitive to pain or recruit muscles to help recover from neuromuscular conditions

Neuroplasticity is the brain's ability to reorganize itself by forming new neural connections.
Neuroplasticity allows the neurons (nerve cells) in the brain to compensate for injury and disease and adjust their activities in response to new situations or to changes in their environment.

EMG biofeedback-assisted relaxation reduces pain experienced by advanced cancer or chronic pain patients by breaking the pain-anxiety-muscle tension cycle.



Do you have any comparable companies in your space that have taken an existing science and created a digital therapeutics technology?

#GetMoving

JOGO


PEAR THERAPEUTICS
Manual Cognitive Behavior Therapy given by therapists
Clinically proven Digital Therapeutics for addiction
Hinge Health
Manual Postural Feedback given by PTs
Clinically proven Digital Therapeutics for Back and Knee Pain
JOGO
Manual EMG Biofeedback given by PTs and Psychologists
Clinically proven Digital Therapeutics for cancer pain, chronic pain, and NM conditions

Who are your competitors and how are you different?

#GetMoving

JOGO

	Hinge Health	Kaia Health	JOGO
Conditions	Lower Back Pain	Lower Back Pain & COPD	21 conditions in pain, pelvic health, and neuromuscular
Funding	$300M (Series D)	$48M (Series B)	$2.5M (Seed)
FDA Status	Not Cleared	Not cleared	FDA 510(k) Cleared
Can a doctor prescribe?	NO	NO	YES
Reimbursement	Direct Employer Plans	Direct Employer Plans	Medicare, Commercial Payers, and Direct Employer Plans
Technology	Postural Feedback	Postural Feedback	Neuromuscular Feedback
Current Market Traction	USA	USA and Europe	USA, India, and Malaysia

Who is your academic research partner?

#GetMoving

JOGO





JOGO

"We have seen nothing like this from usability, accuracy and mobility. The fact patients could use this from home is a huge deal."





Dr. Asimina Lazaridou, Harvard Brigham and Women's Pain Researcher

HARVARD MEDICAL SCHOOL


BRIGHAM AND WOMEN'S HOSPITAL


What is your product pipeline?
#GetMoving

Product /Candidate	Therapeutic Area	Evidence	Pivotal Study	Commercial
JOGO-Gx	Neuro-muscular re-education			FDA CLEARED
JOGO-002	Chronic Lower Back Pain			
JOGO-003	Cancer Pain Management			
JOGO-004	Post stroke plantar flexor spasticity and ankle dorsiflexion recovery			
JOGO-005	Voiding Dysfunction			
JOGO-006	Chronic Fatigue Syndrome			
JOGO-007	Dysphagia			
JOGO-008	Migraine			
JOGO-009	Tension Type Headache			
JOGO-010	Premature Ejaculation			


What does your patent cover?
#GetMoving

JOGO

Our patent has 18 claims and protects our digital therapeutics approach against all neuromuscular conditions

First mover advantage:
Behavior-based determination of efficient treatment protocol


(12) United States Patent
Murali

(10) Patent No.: US 10,271,768 B1
(45) Date of Patent: Apr. 30, 2019

(54) METHOD FOR DETERMINING REHAB PROTOCOL AND BEHAVIOR SHAPING TARGET FOR REHABILITATION OF NEUROMUSCULAR DISORDERS

(22) Filed: Dec. 19, 2011

Related U.S. Application Data

(51) Int. Cl.

(52) U.S. Cl.

(56) References Cited

U.S. PATENT DOCUMENTS

(57) ABSTRACT


What is your business model?
#GetMoving

Virtual Digital Clinic and In-Person (ONLINE + OFFLINE)

Patients receive a JOGO unit shipped home and receive coaching remotely (Hinge Health Model)

+

JOGO (UBER Therapist) provides therapy at a doctor's office or hospital




Who is in your team?
#GetMoving

Our team has 75 years of combined experience. Our co-founder has a track record of successfully building and exiting health-tech startups.



Sanjai Murali

Founder and CEO

- Product vision and execution: worked with EMG biofeedback experts for 9 years to develop the current version
- Previous technology leadership positions at AT&T, FedEx, Velankani



Dr. Jessica Stein

Head of Clinic Acquisition

- Doctorate of Physical Therapy from the School of Health Sciences at Touro College
- B.S. in Kinesiology from the University of Maryland
- Multiple Sclerosis Certified Specialist (MSCS), a Certified Neuro Provider (CNP).



Gordon Silverman, PhD.

Product Visionary

- The "GO" in JOGO
- One of the original creators of JOGO's first prototype
- Professor Emeritus, Manhattan College
- Father of modern Cognitive Science
- Co-author of the book, "Cognitive Science: An Introduction to the Study of the Mind."



Siva Nadarajah

President & Co-Founder

- 20+ years of clinical research and commercialization experience in pharmaceutical and medical device industries
- Sold previous venture, Semantell, an AI-based drug safety detection and social analytics platform to IQVIA (world's leading clinical research and market analytics company) and became GM for that product line at IQVIA. Grew the business 105% CAGR for six years
- Owns two US patents



Maria Griffin

FDA Consultant

- 10+ years' experience in regulatory affairs and clinical study compliance and field operations officer
- Led numerous companies through FDA process and regulatory compliance
- Reports to former FDA investigator


Who is in your medical advisory board?
#GetMoving

Key Opinion Leaders from Harvard, Yale, Tufts and Boston University



Kanaga Sena, M.D.

Clinical Professor of Neurology

Yale University School of Medicine

- Clinical Professor, Department of Clinical Sciences, Florida State University College of Medicine
- Diplomat, American Board of
- Neurology and Psychiatry, American Society of Neurorehabilitation
- Fellow, Stroke Council, American Heart Association



Asimina Lazaridou. PhD

Pain Researcher at Harvard Medical School and Tufts Medical School

- Clinical Assistant Professor at Tufts Medical Center
- Postdoctoral Fellow in Pain Medicine at Harvard Medical School



Didi Theva, M.D.

Commonwealth Scholar in Reconstructive Urology, Boston University

- Fellow in Female Incontinence and Reconstructive Urology
- Commonwealth Scholar
- American Urological Association
- Numerous publications on Urinary Incontinence



Gary Krasilovsky, PhD

Hunter College, New York, NYU Rusk Rehab

- International KOL in Rehab Medicine
- Internationally recognized Clinical Investigator
- Leading voice in EMG Biofeedback



Robert R. Edwards, M.D, PhD

Head of Pain Research

Harvard Medical School

- Associate Professor of Anesthesia and a Licensed Clinical Psychologist in the Pain Management Center at Brigham & Women's Hospital / Harvard Medical School
- Leadership positions in the American Pain Society (APS) and the International Association for the Study of Pain (IASP)

World's Top Doctors in Advisory Board, Seasoned and Upcoming KOLs









   

Dr. DeAndre Caldwell
Christiana Care Health System, Delaware
- Former New York Giants Physio
- Pain Neuroscience Expert

Sunder Subramanium, M.D.
KOL in Pain, PM&R, and Neurology
- International KOL in Rehab Medicine
- Internationally Recognized Clinical Investigator

Raj Maniam, M.D
Harvard Pain Medicine
- Leading Pain Medicine Doctor in New York City
- Christiana Care Health System, Delaware
- Harvard, Columbia and Cornell

Matthew Kohler, M.D.
Columbia Pain Medicine
- Leading Pain Medicine Doctor in New York City
- Columbia University
- New York Presbyterian Hospital

How much are you raising, how will you use the proceeds, and what is your Total Addressable Market?

#GetMoving

JOGO

Targeted Raise and Use of Proceeds

Total global spending on the conditions JOGO could treat is $550B, in which the JOGO digital/telemedicine addressable market is approximately 10% ($55B)

Total Targeted Raise via Convertible Notes:
$4.5M at a valuation cap of $20M

Use of proceeds are primarily for:

- Conducting two pain clinical studies to obtain higher reimbursement from US health insurers. Currently, reimbursement is based on existing CPT codes.
- Conducting commercial pilots in USA to expand on the success of India
- Hiring key people to support the business.

What were the major milestones since the last round of funding?

#GetMoving


JOGO Major Milestones
Nov 2019
Launch from stealth
Raise seed round $2.5M/$12.5M post-money
Acceptance to JLABS at UPenn
Feb 2020
India & Malaysia launch
FDA
March 2020
FDA clearance
HARVARD MEDICAL SCHOOL
Dec 2020
Harvard study for chronic lower back pain kicks off
Mahindra
Mar 2021
India signs 20th hospital. 2000 patients
India revenue hits $15K/month in one postal code. Corporate signups
aetna
Humana
Magellan
Medicaid
Medicare
WellCare
June 2021
Harvard study reaches 50% recruitment
Medicare and commercial insurance provide CPT codes
Two large clinics in New York sign
2019
2020
2020
2021

What other conditions could the JOGO platform treat?


#GetMoving


JOGO
UROLOGY/ OB-GYN
URINARY INCONTINENCE
28% of world population
Muscarinic Receptor Antagonist (Toviaz, Myrbetiq)
ED/PE PREMATURE EJACULATION (PE)
30%
SSRI
VULVAR VESTIBULITIS / PELVIC PAIN
8.3%
Estrogen Hormone
NEUROLOGY
STROKE
5M /year
Rehab
CEREBRAL PALSY, BELL'S PALSY, ERB'S PALSY
5.1M /year
Rehab and Botox
SPINAL CORD INJURY
425,000 / year
Physiotherapy
PAIN
CANCER PAIN
9M /year
Opioids
CHRONIC LOWER BACK PAIN
38% of world population
NSAIDs, SSRI
MIGRAINE / TENSION HEADACHE
21% of world population
Triptans, NSAIDs, Analgesic
GASTRO-ENTEROLOGY
DYSPHAGIA
16% of world population
None
DYSSYNERGIC DEFECATION
5% of world population
Surgery
FECAL INCONTINENCE
3% of world population
Surgery
PREVALENCE
CURRENT TREATMENT
31


JOGO
Thank you!!!
#GetMoving
Johnson & Johnson
INNOVATION | JLABS
FDA CLEARED